Investor Services

Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-332-0095
Facsimile 514-982-7580
Email: caregistryinfo@computershare.com www.computershare.com	Canada Australia Channel Islands Hong Kong Ireland New Zealand Philippines South Africa United Kingdom USA

Robert Turfus
Manager, Shareholder Services
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, TD Centre, P O Box 40
100 Wellington Street West, Suite 1600
Toronto, ON M5K 1B7

Re:	Fairmont Hotels & Resorts Inc. — Common Shares
2004 Annual & Special meeting of shareholders

Dear Mr. Turfus,

This letter will serve to confirm that on March 26, 2004, the following material was sent by prepaid mail to each registered shareholder of record of the above Corporation as of March 8, 2004:

—	Notice of 2004 Annual & Special Meeting and Management Proxy Circular

—	2003 Annual Report

—	Form of Proxy

—	Prepaid Return Envelope

In addition, copies of the above-mentioned material were sent by overnight courier with a reply card on March 26, 2004 to nominees on behalf of beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Murielle Mallette
Account Administrator,
Stock Transfer Services